

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 27, 2010

Mr. Yunlu Yin
Chief Executive Officer
Global Pharm Enterprise Group, Inc.
f/k/a Top Flight Game Birds, Inc.
25/F New World Center, No. 6009 Yitian Road
Futian District, Shenzhen, PRC

> **Re: Top Flight Game Birds, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2010**
> **Filed May 27, 2010**
> **Form 8-K/A**
> **Filed August 25, 2010**
> **File No. 333-152286**

Dear Mr. Yin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 28, 2010

1.   We note that your most recent Form 10-K indicates that your shares are registered under Section 12(g) of the Exchange Act. The Commission's records do not reflect such registration. Please tell us why you believe your securities are registered under Section 12.

Form 8-K/A Filed August 25, 2010

Item 1.01 Entry into a Material Definitive Agreement

2.   Please revise your discussion to clarify, if true, that the August 12, 2010 Share Exchange
        Agreement was between entities under common control and indicate who the common
        control person was at that time.

Item 2.01 Completion of Acquisition or Disposition of Assets

Business History, page 5

3.   We note that you filed a Form S-1 registering the resale of 4.2 million shares of stock. At
        the time of your filing you had reported revenues of $11,780 and total assets of $68,779
        and a disclosed intention "to enter the commercial game bird industry and establish a
        large scale commercial game bird farm." Please disclose when exactly you abandoned
        this plan in order to pursue a merger transaction. Also, please disclose what happened to
        the assets and liabilities of Top Flight Game Birds as a result of the reverse merger. In
        this respect please advise how you considered footnote 32 to Securities Act Release No
        33-8587 (Jul. 15, 2005).

4.   Please revise to name the parties and describe all the principal terms of the acquisitions
        of Wisdom Fortune and Binomial by Global Pharma.

5.   Please revise "Our PRC Subsidiaries" to name the parties and describe all of the principal
        terms of the acquisitions of the PRC subsidiaries. For example, Note 12 on page F-13
        says the shareholder of Yaoyuan, Xuelingxian and Tongdetang acquired more than 50%
        of the stock of Wisdom Fortune and Binomial.

6.   Note 12 to your Financial Statements indicates that, during May 2010, you entered into a
        merger with Tongdetang that was approved for a duration of 20 years. Please advise us
        of the meaning of this statement.

Description of our Business, page 5

7.   We note references here, on page 18, and elsewhere in your document to your retail
        distribution of pharmaceutical-related products and your "own retail pharmacy."
        Currently your disclosure does not address any retail operations, please advise or revise.

8.   Please revise to provide a brief background discussion of Mr. Tsai's August 6, 2010
        share purchase from Rhonda Heskett, including the price and other consideration
        exchanged, any third parties involved, and a discussion of how the parties became
        acquainted and ultimately decided to enter into an arrangement with one another.

9.   To assist the reader, please provide a graphic presentation of your corporate ownership structure indicating the legal domicile of each entity, the geographic location of its operations, and the nature of your ownership/control over that entity. In addition, we note references to "term of operation" for both Tongdetang and Xuelingxian, please advise us of the meaning of these references.

10.   Please provide additional disclosure about the main products sold by Yaoyuan and Tongedetang.

11.   Please clarify the reference on page nine and elsewhere to OEM drugs.

12.   On page 12 you reference an annual distribution agreement with Xiuzheng Pharmaceutical Group. It was unclear whether this agreement had been filed as a material agreement. Please advise.

13.   On page 14 you present a graphic of the distribution value chain of pharmaceutical products in China. Please revise the disclosure to clarify, and focus on, where you fit in this chain.

14.   Also, explain the distribution process and your material supply agreements in greater detail. In addition, discuss the steps you take to ensure that counterfeit products do not enter your supply chain.

15.   Please clarify whether the trademark use rights referenced on page 19 are exclusive to you.

16.   Please present your employee data on a consolidated basis in addition to the breakdowns provided.

17.   Please expand upon your disclosure under "Compliance with Circular 106 and the Revised M&A Rules" to address all applicable Chinese legal requirements and describe how you complied with greater specificity. Also, please address any legal restrictions associated with foreign investments in the pharmaceutical industry.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 44

18.   The MD&A section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the guidance in SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including

the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting. Please revise as appropriate.

19.   In the first paragraph on page 19 you state several intentions and goals, such as "to have a facility in each province in China in the next 3-5 years" without specifying how you will implement or finance these intentions or what the costs are. Please revise to address these plans in greater detail including how you intend to carry them out.

Result of Operations – The year ended December 31, 2009 as compared to the year ended December 31, 2008, page 48

20.   Revise to provide a discussion of the changes in revenues relative to your retail operations. If you have already provided this information, please revise to clarify so the nature of the business is readily determinable to US investors.

21.   Please advise us of the basis for your belief that your profit margins will increase, especially in light of the price controls placed on a significant number of your products.

Liquidity and Capital Resources, page 50

22.   Please revise to discuss the material terms of your outstanding borrowings from Qilu Bank.

23.   Note Five to your audited financial statements makes reference to an entrustment guarantee contract with Kexin Fengda and a counter guarantee from your Chairman related to your note payable. In addition, note three to your interim financial statements makes reference to a pledge agreement with respect to a portion of your inventory. Please revise to address the material terms of these or any other outstanding guarantees or pledges both here and elsewhere as appropriate.

Properties, page 53

24.   Please disclose the annual rent associated with the first property listed on page 53.

25.   Please provide a brief description of the properties described in this section. It was unclear whether these were distribution centers, sales offices, etc.

Directors and Executive Officers, Promoters and Control Persons, page 56

26.   Please revise your disclosure to provide all of the information requested by Item 401(a) and (b) of Regulation S-K. We note, for example, that you do note state when these persons became affiliated with you.

Executive Compensation, page 61

27.   We note disclosure on page 21 that "you have purchased work injury insurance, endowment insurance and medical insurance for management." These items do not appear to be reflected in your table or footnotes, please advise.

Certain Relationships and Related Transactions, page 64

28.   Please clarify the reference to "discharged" in the second bullet point on page 64.

29.   Please revise this section to address the related party transactions and balances with greater specificity. For example, instead of noting that you had a balance due from a related party you should name the party and disclose the nature of the relationship. In addition, you should address the terms of your related party sales and name the parties you sold to, and describe the terms of your August 12, 2010 Share Exchange Agreement here.

30.   The amount reflected as due from a related party for December 31, 2008 appears to contain a typo. The financial statements reflect a balance of $1,465,738. Please advise. Also, please clarify the origin of this receivable.

31.   Please provide related party disclosure for the period ended June 30, 2010. In this regard we note a $132,717 balance due to related parties in your financial statements.

32.   Please provide the disclosure requested by Item 404(c) of Regulation S-K.

33.   We note your disclosure under liquidity and elsewhere related to the dividends paid "to the former shareholders of [y]our subsidiaries." Please advise us how you considered the disclosure requirements associated with Item 404 of Regulation S-K with respect to these payments.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 65

34.   On page 65 you state that your "common stock has been traded over-the-counter on the OTC Bulletin Board since May" but that "to date there has been no trading market for your common stock. Please reconcile these two statements.

35.   Please reconcile the discussion under Dividends to your financial statements and disclosure elsewhere.

Description of Securities, page 66

36.   Please revise to indicate that you have described all material provisions of your certificate of incorporation and by-laws.

37.   Please remove the statement that all of your outstanding shares of common stock are fully paid and non-assessable as this is a legal conclusion you are not able to make.

Consolidated Financial Statements

Consolidated Statements of Changes in Stockholder's Equity, page F-5

38.   We note the number of shares of common stock outstanding as of December 31, 2009 (134,020) does not agree to the corresponding number as disclosed on the face of the balance sheets (50,000) on page F-2. Please revise or advise.

Notes to the Consolidated Financial Statements

General

39.   We note you have not provided segment information. Please tell us how you complied with the segment reporting requirements of FASB ASC 280-10 and provide your analysis of how the reportable segment was determined. Also discuss how the aggregation criteria were met. If you conclude you have more than one reportable operating segment, please revise to include the disclosures required by FASB ASC 280-10-50.

Note 1 – Organization, page F-6

40.   We note that on May 6, 2010, Hong Kong Wisdom Fortune Medicine Holdings Group Limited (Wisdom Fortune) acquired 100% of the equity in Yaoyuan for cash consideration of RMB 10,000,000. Please identify the shareholders of both Yaoyuan and Wisdom prior to the acquisition and tell us how you determined that this transaction should be accounted for as a reverse merger. Tell us also how the cash consideration was treated in the accounting for the merger.

41.   We note that on May 8, 2010, Binominal Biopharm Group Limited, Inc. (Binominal) acquired 100% of the equity in each of Tongdetang and Xuelingxian for cash consideration of RMB 3,000,000 and RMB 5,180,000, respectively. Please identify the shareholders of Tongdetang, Xuelingxian and Binominal prior to the acquisition and tell us your basis for concluding these transactions should be accounted as reverse mergers. Tell us also how the cash consideration was treated in the accounting for the merger.

42.   In regard to the May 6, 2010 and May 8, 2010 transactions, please tell us how the purchase prices were determined and how they relate to the fair values of each entity at the time.

43.   We note that on June 14, 2010, you acquired all the outstanding shares of Wisdom Fortune and Binominal in a transaction accounted for as a reverse merger. Please identify the shareholders of each of these two entities prior to the acquisition and provide your basis for accounting for this transaction as a reverse merger.

Inventories, page F-8

44.   Revise to disclose the separate categories of finished goods, i.e., pharmaceutical products, herbs, etc., at each balance sheet date. Describe in the note how you determine market or net realizable value of the different categories of inventory.

45.   We note that you grow herbs whose growth periods vary from one to two years. Please revise to disclose the nature of the crop-related costs that are included in inventory.

Revenue Recognition, page F-9

46.   Please expand your disclosure to explain how your revenue recognition policies for each of your revenue streams comply with the SAB 104 criteria. As disclosed on page 4 of the amended Form 8-K, your businesses are the wholesale distribution of pharmaceutical-related products, retail distribution of pharmaceutical-related products, Chinese herb cultivation, and "medicine raw materials preparation." In addition, describe any significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

47.   We note that under the PRC National Medical Insurance Program, pharmacies selling to customers on credit obtain reimbursement from relevant government social security bureaus, and sales of both Parts A and B pharmaceuticals may not be fully reimbursable. Tell us how these rules affect your financial statements, e.g., your ability to estimate revenues reliably and the degree to which your receivables are collectible. With respect to your distribution business, tell us whether your customers pay you before they receive reimbursement or whether their payments to you for purchases are dependent upon first receiving reimbursement from the government.

Note 3 – Intangible Assets, page F-10

48.   It appears that the trademark for drug packaging transferred to Yaoyuang by one of its shareholders should have been valued at the shareholder's basis. Refer to SAB Topic 5.T. and explain to the staff why that accounting was not applied in this instance.

49.   Please explain to us the terms of the Xuelingian license agreement and why you are not paying a license fee to the former shareholder. Typically, the financial statements should include all costs of doing business. Refer to SAB Topic 1.B.1.

Interim Financial Statements
Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page F-21
Inventories, page F-23

50.   Revise to describe the nature of the inventory classified as raw materials and work-in-process.

Pro Forma Financial Information, page 70

51.   Tell us why you have eliminated the assets and liabilities of Top Flight Gamebirds. Unless you have spun-off or sold the gamebird business to its former shareholders, or satisfied the operating liabilities with the existing assets, these assets and liabilities should remain on the combined balance sheet. Please revise as necessary.

52.   We note that you have combined the historical results of operations of Global Pharma and Top Flight Gamebirds to present pro forma results of operations; however, when a reverse acquisition has occurred, the pro forma results of operations should be the historical results of operations of the accounting acquirer only. Further pro forma earnings/loss per share should be presented to give effect to the registrant's outstanding shares during each period. Please revise.

53.   It does not appear that the 1.8 million shares of stock issued by Top Flight Gamebirds as consideration in the reverse merger are included in your pro forma adjustments. Please revise or advise.

Exhibits

54.   We note that you have not filed the merger agreements between Global Pharma and the Hong Kong incorporated holding companies. Similarly you have not included the merger agreements between the Hong Kong incorporated holding companies and the PRC operating subsidiaries. Please provide an executed version of each agreement as an exhibit or advise why these agreements are not required under Item 601 of Regulation S-K.

Exhibit 10.1

55.   We note that Mr. Tsai has signed the Share Exchange Agreement with the title of Chief Executive Officer of Global Pharma Enterprise Group Limited. Currently he is not presented as an executive officer under Item 401 of Regulation S-K and you do not report his compensation pursuant to Item 402 of Regulation S-K. Please advise whether he serves or previously served as an executive officer of yours or any subsidiary within the definition of Rule 405. If so, revise to address the requirements of Items 401 and 402 of Regulation S-K or advise.

Exhibit 10.15

56.   We note the Trademark License Agreement filed as exhibit 10.15 does not contain a reference to the term of the agreement. Currently your disclosure indicates that the license expires on 2014. We note a similar inconsistency with the trademark agreement between Yanliang Song and Yoahyuan. Please advise and confirm that you have filed a complete version of both agreements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services